SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

The Company informs that is has closed a bond offering of US$360 million principal amount of its 8.750% Notes due 2023, Series No. 2 (the “Notes”) on March 23, 2016. The Notes were issued under the Company’s global note program for the issuance of notes in one or more series up to an aggregate principal amount at any time outstanding of US$500 million.  The Notes constitute the Company’s unsecured and unsubordinated obligations and non-convertible notes under the Argentine Negotiable Obligations Law No. 23,576, as amended (the “Negotiable Obligations Law”). The Notes were issued pursuant to an indenture, dated as of March 23, 2016, among the Company, The Bank of New York Mellon, as, co-registrar, principal paying agent and transfer agent trustee (the “Trustee”), and Banco Santander Río S.A., as registrar, paying agent, transfer agent and representative of the trustee in Argentina (the Representative of the Trustee”), and the first supplemental indenture thereto, dated as of March 23, 2016, among the Company, the Trustee, the Representative of the Trustee and The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg paying agent and transfer agent.  The Company intends to use the net proceeds from the offering in accordance with the Negotiable Obligations Law principally for the repaying of existing debt, including debt owed to its affiliates. The offering was directed to the Argentine market, as well as to the international capital markets pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the Notes, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The Notes were offered inside the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to persons outside the United States in reliance on Regulation S under the Securities Act. This notice is being issued pursuant to Rule 135c under the Securities Act.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this Report on Form 6-K that address activities, events or developments that the Company expects or anticipates to occur in the future, including the use of the proceeds from the proposed offering, are forward-looking statements. Although the Company believes that in making any such forward-looking statement its expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: March 31, 2016